

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Michele Ciavarella
Chief Executive Officer
Newgioco Group, Inc.
130 Adelaide Street West, Suite 701
Toronto, Ontario, Canada M5H 2K4

> **Re: Newgioco Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2020**
> **File No. 333-249584**

Dear Mr. Ciavarella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Patrick J. Egan, Esq.